ASSET CAPITAL CORPORATION
4733 Bethesda Avenue
Suite 800
Bethesda, Maryland 20814
August 7, 2006
VIA EDGAR
Owen Pinkerton
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Asset Capital Corporation, Inc.
Withdrawal of Registration Statement on Form S-11
File Number 333-129087
Dear Mr. Pinkerton:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Asset Capital Corporation, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s registration statement on Form S-11 (File Number 333-129087), together with all exhibits thereto, which the Registrant filed with the Commission on October 18, 2005 and amended on February 7, 2006, April 7, 2006, July 5, 2006, July 18, 2006, July 26, 2006 and August 1, 2006 (as amended, the “Registration Statement”).
The Registrant believes that current market conditions make it inadvisable to proceed with the Registrant’s proposed initial public offering of common stock at this time. The Company respectfully advises the Commission that no securities have been sold in connection with the Registration Statement.
Pursuant to the foregoing, the Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible. Please fax a copy of the Commission’s written order as soon as it is available to the attention of the undersigned at (301) 656-1960, and to the attention of the Registrant’s counsel, Daniel M. LeBey of Hunton & Williams LLP, at (804) 788-8218.
Please direct any questions regarding this request to Daniel M. LeBey of Hunton & Williams LLP at (804) 788-8200.
Very truly yours,

ASSET CAPITAL CORPORATION
By:	/s/Peter C. Minshall
Name:	Peter C. Minshall
Title:	Chairman and Chief Executive Officer